EXHIBIT 99.1

Aeterna Zentaris Settles Dispute with David Dodd and Philip Theodore

CHARLESTON, S.C., Dec. 21, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc., (NASDAQ:AEZS) (TSX: AEZS) has settled its previously disclosed litigation in South Carolina and Canada with former officers of the Company, David Dodd and Philip Theodore. As part of that settlement, the Company has agreed to make a settlement payment to Mr. Dodd in the amount of $775,000.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris is a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. For more information, visit www.zentaris.com.

Contact:

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com
843-900-3201